CORRESPONDENCE:

Dolgenos Newman & Cronin LLP

96 Spring Street, New York, N.Y. 10012
212-925-2800Fax 212-925-0690

December 2, 2009
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: Division of Corporate Finance

Re:           Genterra Capital Inc.
Registration Statement on Form F-4
Filed August 20, 2009, amended October 26, 2009
File No.: 333-161460

Ladies and Gentlemen:

Enclosed is a copy of a Comment Letter from the Staff to Genterra Capital Inc., an Ontario corporation to be formed by the amalgamation of Consolidated Mercantile Incorporated and Genterra Inc., each an Ontario corporation, with respect to Registration Statement on Form F-4, as amended on October 26, 2009. The Company is providing herein responses to the comments and the supplemental information requested by the Staff, and will incorporate the Staff's comments in future filings.  For reference, we have numbered and cross referenced each comment in the Comment Letter to a similarly numbered item in this letter.

General

1.           In response to your inquiry regarding the Company's disclosure on page 124 regarding that Genterra may invest in "real estate mortgages, real estate-related securities and other securities. . . ,"  the Company is not, nor does it intend to be, an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940, as amended (the "Company Act").  We would like to advise the Staff that post amalgamation and based upon the Company's pro forma financials, the Company's total assets, excluding cash items and Government securities, would include no more than 30% of "investment securities" among its total assets.   Section 3(a)(1)(C) of the Company Act provides that an entity may be considered an investment company if it owns or proposes to acquire investment securities in excess of 40% of the issuer's total assets on an unconsolidated basis, exclusive of cash items and government securities.  Clearly, the Company falls below such threshold on an unconsolidated basis.

Further, Rule 3a-1 of the Company Act provides that, notwithstanding Section 3(a)(1)(C), an issuer will not be considered an investment company if no more than 45% of the value of its total assets (exclusive of cash items and government securities) consists of, and no more than 45% of its net income after taxes is derived from, securities other than government securities, securities issues by employee securities companies, securities issued by majority owned subsidiaries (that are not otherwise investment companies) and securities issued by operating companies controlled by the issuer. Pursuant to Rule 3a-1, the Company made this determination by consolidating its financial statements with those of its wholly-owned subsidiaries.   Under Rule 3a-1, the Company does not have 45% of its total assets in investment securities.  It holds no more than approximately 27% in such securities.  Also, no more than approximately 16% of its net income after taxes is derived from "investment securities."  We strongly believe that these percentages will not increase, but will only decrease over time.

A majority of the Company's total assets, excluding cash items and Government securities, are held as traditional non-securities real estate investments.  In other words, these assets are held as direct fee interests in the various properties set forth in the Company's document.  The Company actively manages these properties and retains direct control over the use and disposition of said properties. We wish to advise the Staff that the Company intends to invest a majority of its assets in operational, wholly-owned or majority-owned subsidiaries.

The Company recognizes that the language cited in Question No. 1 could be read by potential investors as permitting the Company to own or acquire securities issued by other companies or other entities, whether or not such securities are real estate-related.  We also recognize the Staff's position that not all real estate-related securities are of the type that are direct fee interests in real estate or mortgages or other liens secured by real estate. The Company’s intention of investing a majority of its assets in operational, wholly owned or majority-owned subsidiaries should ensure that the percentage of investment securities that it holds is further reduced. Further, the Company shall take all steps reasonably necessary so that the Company will not at any time be deemed or otherwise considered an investment company under the Company Act. Accordingly, the Company has amended its disclosure to reflect this point (see page 13 of this amendment), as well as to state clearly that it is the Company's intention to grow its business by acquiring operational, wholly-owned or majority-owned subsidiaries.

2.           The requested disclosure has been included in this amendment on page 10.

3.           If the amalgamation is approved, the percentage of GCI voting securities that will be held by U.S. residents will be 13.5%. The breakdown of securities to be issued upon approval is as follows:
Common shares (voting) 13.53%
Class A shares (non-voting) 0%
Class B Shares (non-voting) 7.11%

4.           The safe harbor language for forward looking statements will be removed from all future press releases.

5.           The use of defined terms has been reduced in the document. Due to the unfamiliarity with Canadian amalgamations, the registrant respectfully submits that certain formalities in language serve to clarify meaning in such circumstances.

Cover Page of Prospectus, page 1

6.           The Cover Page has been edited to remove some of the detail that is repeated elsewhere in the Prospectus.

Risk Factors, page 10

7.           The Risk Factors have been revised in accordance with the Staff’s comments.

8.           The Risk Factors have been revised in accordance with the Staff’s comments.

Genterra and CMI Shareholders Will Receive GCI Shares in the Amalgamation, page 15

9.           The requested disclosure has been included in this amendment on the Cover Page and on page 14.

10.            The board of directors of each amalgamating company focused on maximizing the potential for GCI to obtain and maintain a listing of its securities on a recognized stock exchange and provide liquidity for shareholders. Beyond creating a ready market (note that unlisted securities trade in very low volumes – if at all) for the Company’s securities and thereby increasing liquidity, an exchange listing offers existing shareholders a ready means of realising their investments; provides the Company with an opportunity to implement share option schemes for their employees; and facilitates acquisition opportunities by use of the Company's shares. As previously stated, the boards further considered that a reduction in the number of shares to be issued in the amalgamation would enhance the prospects for an increased trading price and facilitate continued compliance with the “minimum trading price” criterion set forth in applicable stock exchange listing requirements.

Benefits of the Amalgamation, page 16

11.           None of the outside advisors to the boards of CMI and Genterra identified any potential adverse effects in addition to what has been disclosed in the Prospectus, i.e. the costs of the transaction process, including legal, accounting and regulatory fees and expenses and management time and resources. Furthermore, the board of each amalgamating company addressed the potential concern of undisclosed liabilities in the other amalgamating company, and was satisfied that in view of the fact that the amalgamating companies had three common directors there is no basis for any significant concern with regard to undisclosed liabilities.  The boards determined that the potential benefits of the transaction (as outlined on page 22) far outweighed these costs.

With regard to the dilution of Genterra shareholders, the Fairness Opinion concluded that the exchange ration was fair to minority shareholders and that a premium to CMI shareholders was appropriate in light of the differences in their respective assets:

“The bulk (96%) of the CMI assets are either cash equivalent (83%) or easily convertible into cash (13%). This gives the CMI portfolio two characteristics at the Valuation Date. The first is CMI’s lower risk than that of Genterra, which is substantially invested in commercial real estate.”….. . However a small premium for the CMI shares over the relative Fair Market Values to reflect the lower risks and return of its portfolio still seems appropriate.”

A risk factor presenting the dilution resulting from the relative characteristics of the portfolios has been included in this amendment.

Method of Selection of HJF Financial Inc. And CVS, page 35

12.           The requested disclosure has been included in this amendment, beginning on page 33.

13.            The requested disclosure has been included in this amendment on page 33.

Pro Forma Financial Information for GCI (Amalco), page 39

14.            The requested disclosure has been included in this amendment.

15.           We have expanded the analysis to include all significant shareholders (>5%) and prepared the analysis on a fully diluted basis as requested.
Estimated Common Share Ownership - Without conversion

Controlling	%		Consolidated
Shareholder	Controlled	Actual Shareholder	Mercantile	%	Genterra	%	Amalco	%

Mark Litwin	50.00%	Sutton Management Limited	167,641	3.30%	6,659,313	34.43%	2,017,450	19.46%
Risa Litwin-Shearer	50.00%
		Mark Litwin	-	-	1	0.00%	0	0.00%
Fred Litwin	100.00%	Forum Financial Corporation	49,119	0.97%	1,617,013	8.36%	498,289	4.81%
Fred Litwin	100.00%	Ianjoy Investments Corp.	-	-	55,602	0.29%	15,445	0.15%
Fred Litwin	100.00%	Marrisa Holdings Inc.	1,137,500	22.41%	687,500	3.56%	1,328,472	12.81%
Fred Litwin	100.00%	DG Acquisition Corporation	1,475,394	29.06%	-	-	1,475,394	14.23%
Fred Litwin	100.00%	First Corporate Equity Ltd.	24,766	0.49%	637,286	3.30%	201,790	1.95%
Fred Litwin	100.00%	First Ontario Investments Inc.	-	-	412	0.00%	114	0.00%
		Fred Litwin	92,388	1.82%			92,388	0.89%
Inter Company			24	0.00%	292,117	1.51%	Eliminated
			2,946,832	58.05%	9,949,244	51.45%	5,629,342	54.30%
Cede & Co	The beneficial ownership of these shares is unknown to the Company		1,009,643	19.89%	749,692	3.88%	1,217,891	11.75%

CDS & Co.	The beneficial ownership of these shares is unknown to the Company.		930,655	18.33%	4,061,058	21.00%	2,058,727	19.86%

Other			189,277	3.73%	4,579,217	23.68%	1,461,282	14.10%

			5,076,407	100.00%	19,339,211	100.00%	10,367,242	100.01%

The Class A shares of Genterra Inc are convertible on a 20 for 1 basis (pre amalgamation) and 5.56 for 1 post amalgamation
The Class B preference shares are not convertible

Estimated Common Share Ownership - With conversion of the Class A Shares of Genterra

Controlling	%		Consolidated
Shareholders	Controlled	Actual Shareholder	Mercantile	%	Genterra	%	Amalco	%

Mark Litwin	50.00%	Sutton Management Limited	167,641	3.30%	6,659,313	25.75%	2,017,450	16.57%
Risa Litwin-Shearer	50.00%
		Mark Litwin	-	-	1	0.00%	0	0.00%
Fred Litwin	100.00%	Forum Financial Corporation	49,119	0.97%	1,617,013	6.25%	498,289	4.09%
Fred Litwin	100.00%	Ianjoy Investments Corp.	-	-	55,602	0.22%	15,445	0.13%
Fred Litwin	100.00%	Marrisa Holdings Inc.	1,137,500	22.41%	687,500	2.66%	1,328,472	10.91%
Fred Litwin	100.00%	DG Acquisition Corporation	1,475,394	29.06%	-	-	1,475,394	12.11%
Fred Litwin	100.00%	First Corporate Equity Ltd.	24,766	0.49%	637,286	2.46%	201,790	1.66%
Fred Litwin	100.00%	First Ontario Investments Inc.	-	-	6,520,412	25.22%	1,811,226	14.87%
		Fred Litwin	92,388	1.82%			92,388	0.76%
Inter Company			24	0.00%	292,117	1.13%	Eliminated
			2,946,832	58.05%	16,469,244	63.69%	7,440,454	61.10%
Cede & Co	The beneficial ownership of these shares is unknown to the Company		1,009,643	19.89%	749,692	2.90%	1,217,891	10.00%

CDS & Co.	The beneficial owner of these shares is unknown to the Company		930,655	18.33%	4,061,058	15.70%	2,058,727	16.90%

Other			189,277	3.73%	4,579,217	17.71%	1,461,282	12.00%

			5,076,407	100.00%	25,859,211	100.00%	12,178,354	100.00%

As indicated in the above analysis, The Litwin Family owns 58.05% of Consolidated Mercantile Incorporated, 51.45% of Genterra Inc. and will own 54.30% of the new entity, GCI.  These ownership percentages are prior to any conversion of the Genterra Inc. Class A convertible shares, which are owned by The Litwin Family.  With the conversion of these Class A shares, The Litwin Family would still own 58.05% of Consolidated Mercantile Incorporated, 63.69% of Genterra Inc. and 61.10% of GCI.

In response to our discussion with Jorge Bonilla on December 1, 2009 where we requested clarification regarding the Staff’s request “to clarify how interests held by those outside of the control group will be recorded”, we respond as follows:

-           The amalgamation is accounted for as a reorganization of entities under common control.  All shareholders of each class of shares of Consolidated Mercantile Incorporated and Genterra Inc. will participate in the exchange of shares and receive shares of the new entity, GCI, as outlined on page 1 of the F-4 Document.  We refer you to page 10 of the F-4 Document where the differences of “Amalgamation Compared with Merger Process” have been explained.

-           There is no recognition of any minority interest in GCI, as the non-control group of shareholders of both companies will be shareholders GCI.

16.           This will confirm that there is no evidence that the members of The Litwin Family will vote their shares in any way other than in concert.

Nature of Trading Markets, page 43

17.           The requested disclosure has been included in this amendment on page 54.

Information Concerning CMI, page 49

18.           The requested disclosure has been included in this amendment on page 48.

Operating and Financial Review and Prospects, page 57

Review of Year-End Results December 31, 2008 and 2007, page 58

19.           The requested disclosure has been included in this amendment on page 56.

Financial Statements - Consolidated Mercantile Incorporated (“CMI”)

Fiscal Year

Note 12 Summary of Differences Between Canadian and United States Accounting Principles, page 86

20.           The adjustment to US GAAP comprise of 2 components:

1)           Under Canadian GAAP investments in investment funds are carried at market value based on the Net Asset Value provided by the Fund Manager on a monthly basis.  Since market value of the funds in which we have invested are not listed on a recognized stock exchange, US GAAP requires that these investments be carried at cost and written down only when it is determined that a permanent decline in value has been identified.  These investments suffered losses as a result of the stock market melt down in late 2008 and early 2009 but these losses are considered temporary in nature.  For US GAAP purposes, the Company has adjusted the carrying value of these investments to cost and reversed the gains or losses recorded in the Statement of Operations.  Cost has been determined by adjusting the original investment in the fund by the realized gains, losses and income reported in the annual tax reporting from the Fund Manager.

2)           Under Canadian GAAP investments in short term investments in trading securities are carried at fair market value with gains and losses reflected in the statement of operations.  Under US GAAP, certain of these securities were classified as available for sale securities with gains and losses on these securities reflected in the statement of Comprehensive Income.  The the gains and losses on these securities has been identified and reallocated to comprehensive income.

The adjustments relating to the forgoing have been identified as (b) in the financial statements

Interim Period Ended June 30, 2009

Summary of Differences Between Canadian and United States Accounting Principles, page 111

21.           The unrealized gains and losses on the available for sale securities were recognized in the statement of operations in the statements provided.  As the statement of operations forms part of shareholders equity (via retained earnings) the statement is made that they are included in shareholders equity.  We have revised the disclosure to read “statement of operations” to eliminate the confusion.  Consequently, no revision to the reconciliation is necessary

22.           The disclosure in footnote (b) identifies the U.S. GAAP accounting rules for the carrying values of these investments.  The disclosure on Page 74 identifies the Canadian GAAP accounting rules for the carrying values of these investments.  The difference in the accounting and carrying value rules results in the difference identified. The disclosure in page 111 has been revised to eliminate the conflict in disclosure.

Description of Business, page 124

23.           The requested disclosure has been included in this amendment on page 135.

24.           The company manages all of its properties.  In the previous amendment we inadvertently responded to a comment by the Staff that the properties at 140 Wendell Avenue and 90 Ontario Street Inc. were managed by Aristocat Property Management Inc. The document has been amended to indicate that their role with regard to our properties is not property management but rather as maintenance manager.  All management decisions for the properties are made by the Company.

The statement on Page 124 has been amended to reflect that the company manages its properties and engages outside contractors for certain tasks of physical maintenance of the properties.

Nature of Trading Markets, page 127

25.           The requested disclosure has been included in this amendment on page 139.

Where You Can Find More Information, page 209

26.           The address for the SEC has been revised in this amendment.

Part II - Information Not Required in Prospectus, page 210

27.           The requested undertakings have been included in this amendment.

Signatures, page 212

28.           The requested signatures have been included in this amendment.

List of Exhibits, page 213

Exhibit 5.1

29.           The opinion has been revised in accordance with the comment.

30.           See attached confirmation from counsel.

Exhibit 8.1

31.           A revised Exhibit 8.1 is included with this amendment.

In addition to the disclosure responsive to the comments of the Staff, we have included in this amendment 9 month interim financials for both Genterra and CMI.

In connection with the further review of this filing by the Commission Staff, we wish to respectfully submit, for the reasons which follow, that time is of the essence in this regard and request an expeditious conclusion to the Staff’s review in order to protect the shareholders of the amalgamating companies from the onerous burden of additional costs associated with further delay.  Specifically, we are concerned that a delay beyond December 30, 2009 in the mailing to shareholders of the Merger materials, including the F-4 Prospectus, will trigger a requirement to mail annual disclosure materials to the more than 13,000 shareholders of Genterra Inc.

In accordance with applicable legal requirements, Genterra Inc. is obligated to file and mail to shareholders its financial disclosure for its fiscal ended September 30, 2009 by no later than January 28, 2010.  In addition to the financial disclosure, this mailing to shareholders will ordinarily include the notice and related proxy materials for the company’s annual meeting of shareholders.  The considerable cost and expense as well as human resources associated with preparing and facilitating such a mailing and annual meeting (including printing, mailing, transfer agency, legal counsel, and other ancillary costs) will create a significant and unnecessary burden on Genterra Inc. and its shareholders.  However, if the Merger documents can be mailed prior to December 30, 2009 and, therefore, the Special Meetings of Shareholders of each of CMI and Genterra to approve the Merger can be approved prior to January 28, 2010, Genterra will merely be required to publicly file with securities regulatory authorities but not to mail to shareholders its 2009 financial results.  This represents a substantial potential cost saving to GCI and its Shareholders.

More generally, further delay into January 2010 in the mailing to shareholders of the Merger materials will give rise to additional and significant legal, accounting and management resource costs associated with updating the valuations and fairness opinion and updating the F-4 Prospectus to address the issuance of Genterra’s annual financial results.  In view of the foregoing, we respectfully request that the Commission Staff apply its best efforts towards an expeditious completion of its review of this filing.

Kindly contact the undersigned at (212) 925-2800 if you have any questions concerning the above.

Sincerely,

Dolgenos Newman & Cronin LLP

/s/ DOLGENOS NEWMAN & CRONIN LLP

By:           /s/ Dennis P. McConnell
cc:           Stan Abramowitz

GOLDMAN, SPRING, KICHLER & SANDERS LLP
______

BARRISTERS & SOLICITORS

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December 2, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Dear Sirs:

Re:           Amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated
to form Genterra Capital Inc.
 - Registration Statement on Form F-4 filed August 20, 2009, as amended
(the “F-4 Filing”) -  Your File No. 333-161460

We refer to our legal opinion dated August 13, 2009 (the “Opinion Letter”) addressed to Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI”) in connection with the proposed amalgamation of Genterra and CMI (the “Amalgamation”) pursuant to the terms of an Amalgamation Agreement dated as of the 27th day of April, 2009 (the “Amalgamation Agreement”), under the proposed name “Genterra Capital Inc.”.  We understand that in letters dated September 21, 2009 (Comment 75) and November 20, 2009 (Comment 30) addressed to Mr. Fred Litwin, President, Genterra Capital Inc., the Securities and Exchange Commission has requested in connection with Exhibit 5.1 to the F-4 Filing, that counsel confirm that the reference and limitation in the Opinion Letter to the Ontario Business Corporations Act (the “OBCA”) includes the statutory provisions and all reported judicial decisions interpreting these laws.  The purpose of this letter is to respond to the aforementioned request for confirmation.

Please note that the Opinion Letter makes reference to the OBCA as follows:

1.
Page 1 of the Opinion Letter:     We state that we have reviewed and relied upon Certificates of Status dated August 13, 2009, in respect of each of Genterra and CMI, issued by the Ontario Ministry of Government Services pursuant to the OBCA.

2.
Page 2 of the Opinion Letter:    In paragraph 3 of the “Opinion” portion of the Opinion Letter we opine as follows: “Upon the filing of the requisite Articles of Amalgamation under the OBCA and the endorsement thereon of a Certificate of Amalgamation pursuant to section 273 of the OBCA, Genterra and CMI will be amalgamated and continue as one corporation pursuant to the terms and conditions prescribed in the Amalgamation Agreement.”

With respect to the aforementioned references to the OBCA, we hereby confirm that such references include the applicable statutory provisions of the OBCA as such provisions may have been interpreted, as at August 13, 2009, by the courts of Ontario and Canada having proper jurisdiction in respect thereof.

This confirmation letter is delivered exclusively for the use of the persons to whom it is addressed and is not to be used or relied upon by third parties.  This confirmation letter may not be used, circulated, quoted, published, or otherwise referred to for any purpose without our prior express written consent.  Our confirmation is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the confirmation expressly stated herein.

Yours truly,

“GOLDMAN, SPRING,
KICHLER & SANDERS LLP”

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